UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41085

FRONTIER NUCLEAR AND MINERALS INC.

(Translation of registrant's name into English)

360 Main St., 30th Floor

Winnipeg, Manitoba R3C 4G1 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Explanatory Note

Exhibit 99.1 and 99.2 included with this report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (No. 333-272324).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2026	FRONTIER NUCLEAR AND MINERALS INC. (Registrant) By /s/ Kyle Nazareth Kyle Nazareth Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Unaudited Condensed Interim Consolidated Financial Statements for the Six Months Ended December 31, 2025 and 2024.
99.2	Management's Discussion and Analysis for the Six Months Ended December 31, 2025.